Exhibit 2.2

Execution Version
Morgan Stanley Senior Funding, Inc.
1585 Broadway
New York, New York 10036

October 24, 2011

Cigna Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192

Attention:	Timothy Buckley
Vice President

Ladies and Gentlemen:

Project Palette
364-Day Bridge Facility
Commitment Letter

You (“you” or the “Borrower”) have advised Morgan Stanley Senior Funding, Inc. (“MSSF”, and together with each Lender (as defined below) that becomes a party to this Commitment Letter as an additional “Commitment Party” pursuant to Section 2 hereof, collectively, the “Commitment Parties”, “we” or “us”) that you intend to acquire (the “Acquisition”) all of the outstanding share capital of a company previously identified to us and codenamed “Palette” (the “Target”, and together with its subsidiaries, the “Acquired Business”), pursuant to that certain Agreement and Plan of Merger to be entered into among you, one of your wholly owned domestic subsidiaries (“Acquisition Sub”) and the Target (including all annexes and exhibits thereto, as amended, modified and supplemented in accordance with the terms hereof, the “Acquisition Agreement”).

In that connection, you have advised us that the total amount required to finance the Acquisition and to pay the fees and expenses incurred in connection therewith shall be provided by, at the election of the Borrower, a combination of (a) the Borrower’s available cash and borrowings under its Existing Credit Agreement (as defined below), (b) the issuance by the Borrower of a combination of equity securities, equity-linked securities, unsecured debt securities and term loans (the foregoing, collectively, the “Securities”), and/or (c) to the extent the Borrower does not issue the Securities on or prior to the Effective Date (as defined below), the borrowing by the Borrower of loans under a 364-day senior unsecured bridge term loan facility (the “Facility”) in an aggregate principal amount not to exceed $2.5 billion.  The Acquisition, the Facility and the transactions contemplated by or related to the foregoing are collectively referred to as the “Transactions”.  No other financing will be required for the Transactions.  The date of the consummation of the Acquisition and on which the Facility shall be available is herein referred to as the “Effective Date”.

1.  Commitments. MSSF is pleased to commit to provide 100% of the aggregate principal amount of the Facility, subject to and on the terms and conditions set forth in this letter and in the Summary of Terms and Conditions attached hereto as Exhibit A (including the Annex attached thereto) and the Conditions Precedent to Closing attached hereto as Exhibit B (collectively, the “Term Sheets” and collectively with this letter, this “Commitment Letter”); provided that, the amount of the Facility and the aggregate commitment of the Commitment Parties hereunder for the Facility shall be automatically reduced at any time on or after the date hereof as set forth in the section titled “Mandatory Prepayments” in Exhibit A hereto.  It is understood that MSSF shall act as sole lead arranger and sole bookrunner (in such capacity, the “Arranger”) and MSSF shall act as sole administrative agent for the Facility.  You agree that, as a condition to the commitments, agreements and undertakings set forth herein, no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation will be paid in connection with the Facility, unless you and we shall agree.  It is further agreed that MSSF will have “upper left” placement in all documentation used in connection with the Facility and shall have all roles and responsibilities customarily associated with such placement.

Our commitments and agreements hereunder are subject to the following:

(A)           except as (a) disclosed in the Company SEC Documents (as defined in the Acquisition Agreement) filed with or furnished to the SEC on or after January 1, 2010 and prior to the date hereof (but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-looking Statements,” and any other disclosures that are cautionary, predictive or forward-looking in nature, in any such Company SEC Documents) or (b) set forth in the Company Disclosure Letter (as defined in the Acquisition Agreement, and in the form provided to the Arranger on the date hereof prior to its execution of this Commitment Letter), since December 31, 2010 there shall not have been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, an Acquired Business Material Adverse Effect (as defined below).  For the purposes hereof “Acquired Business Material Adverse Effect” means (with each capitalized term below having the meaning given thereto in the Acquisition Agreement as in effect on the date hereof, unless otherwise defined herein) any event, change, effect, development or occurrence that has a material adverse effect on the business, results of operations or financial condition of the Target and its Subsidiaries, taken as a whole, provided, however, that no event, change, effect, development or occurrence, shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been, an Acquired Business Material Adverse Effect, to the extent that such event, change, effect, development or occurrence results from, arises out of, or relates to: (i) any changes in general United States or global economic conditions, except to the extent that such changes have a materially disproportionate adverse effect on the Target and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Target and any of its Subsidiaries operate, (ii) any changes in conditions generally affecting the healthcare, insurance, health insurance or managed care industry, Medicare Advantage managed care industry or any other industry in which the Target or any of its Subsidiaries operate, except to the extent that such changes have a materially disproportionate adverse effect on the Target and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Target and any of its Subsidiaries operate, (iii) any decline in the market price or trading volume of Company Common Stock (it being understood that the foregoing shall not preclude the Commitment Parties from asserting that the facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Acquired Business Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an Acquired Business Material Adverse Effect), (iv) any regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, or the economy in each case in the United States or any foreign jurisdiction, except to the extent that such changes or conditions have a materially disproportionate adverse effect on the Target and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Target and any of its Subsidiaries operate, (v) any failure, in and of itself, by the Target to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the foregoing shall not preclude the Commitment Parties from asserting that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Acquired Business Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an Acquired Business Material Adverse Effect), (vi) the execution and delivery of the Acquisition Agreement or the public announcement or pendency of the Acquisition Agreement, the Merger or the taking of any action required or contemplated by the Acquisition Agreement or the identity of, or any facts or circumstances relating to, Borrower, Merger Sub or their respective Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Target or any of its Subsidiaries with customers, Providers, suppliers, partners, officers or employees, (vii) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any Governmental Entity, except to the extent that such changes have a materially disproportionate adverse effect on the Target and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the Medicare Advantage managed care industry in which the Target and any of its Subsidiaries operate, (viii) any change in GAAP (or authoritative interpretations thereof), (ix) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date hereof, (x) any taking of any action at the request of the Borrower or Merger Sub or with the consent of the Borrower or Merger Sub (unless any such request or consent which is materially adverse to the interests of the Lenders has not received the prior written consent of the Arranger), (xi) any reduction in the credit rating of the Target or any of its Subsidiaries (it being understood and agreed that the foregoing shall not preclude the Commitment Parties from asserting that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Acquired Business Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, an Acquired Business Material Adverse Effect), (xii) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions or (xiii) any litigation arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to the Acquisition Agreement or the Merger or the other transactions contemplated thereby.

(B)           the negotiation, execution and delivery, on or before the date that is eight months following the date hereof (the “Commitment Termination Date”), of definitive documentation for the Facility, consistent with the applicable terms of this Commitment Letter (the “Credit Documentation”); provided, however, that if the Initial Outside Date (as defined in the Acquisition Agreement) is extended from 8 months following the date of the Acquisition Agreement to 10 months following the date of the Acquisition Agreement pursuant to Section 8.1(b)(i) of the Acquisition Agreement (as in effect on the date hereof), the Commitment Termination Date shall be, upon written notice of such extension to the Arranger from the Borrower, automatically extended to the date that is ten months following the date hereof;

(C)           the Borrower shall have engaged (on or before the Borrower’s execution of this Commitment Letter) one or more investment and/or commercial banks satisfactory to the Arranger on terms and conditions satisfactory to the Arranger to arrange permanent financing or refinancing for the Acquisition; and

(D)           the other conditions set forth or referred to in Exhibit B.

Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Acquisition, the only conditions to closing and funding of our commitments hereunder on the Effective Date are limited solely to those set forth in this Section 1 and in Exhibit B.

2.  Syndication.  The Arranger reserves the right, prior to or after execution of the Credit Documentation, in consultation with you, to syndicate all or a part of the commitments hereunder to one or more financial institutions and/or lenders (collectively, the “Lenders”), which syndication shall be managed by the Arranger in consultation with the Borrower; provided, however, that, notwithstanding the assignment provision with respect to the Facility set forth in Exhibit A and anything else to the contrary contained herein, (a) until the date that is 75 days after the date hereof, the selection of Lenders by the Arranger shall be subject to the Borrower’s approval in its sole discretion (provided that such approval shall not be required with respect to any Lender that is a party to the Borrower’s existing revolving credit agreement dated as of June 15, 2011, with Citibank, N.A. as administrative agent, as in effect on the date hereof (the “Existing Credit Agreement”)) and (b) following the date that is 75 days after the date hereof, if and for so long as a Successful Syndication has not been achieved, the selection of Lenders by the Arranger shall be in consultation with the Borrower; provided, further, that such Lenders selected by the Arranger pursuant to this clause (b) shall be limited (unless otherwise consented to by the Borrower, such consent not to be unreasonably withheld or delayed) to commercial and investment banks, in each case whose senior, unsecured, long-term indebtedness has an “investment grade” rating by not less than two of Standard & Poor’s Rating Services, Moody’s Investor Service, Inc. and Fitch, Inc.  The commitment of MSSF hereunder with respect to the Facility shall be reduced dollar-for-dollar as and when commitments for the Facility are received from Lenders to the extent that each such Lender becomes (i) party to this Commitment Letter as an additional “Commitment Party” pursuant to a joinder agreement or other documentation reasonably satisfactory to the Arranger and you or (ii) party to the applicable Credit Documentation as a “Lender” thereunder.  The Arranger intends to commence syndication efforts as soon as is practicable after the execution of this Commitment Letter by the parties hereto, and you agree to use your commercially reasonable efforts to actively assist the Arranger in completing a syndication satisfactory to the Arranger and you as soon thereafter as practicable.  Such assistance shall include, without limitation, (a) your using commercially reasonable efforts to ensure that the Arranger’s syndication efforts benefit materially from your existing lending and investment banking relationships, (b) direct contact between appropriate senior management and advisors of the Borrower, on the one hand, and the proposed Lenders, on the other hand, at reasonable times and intervals to be mutually agreed, (c) your assistance in the preparation of a confidential information memorandum and other customary marketing materials (other than materials the disclosure of which would violate a confidentiality agreement or waive attorney-client privilege) to be used in connection with the syndication and (d) the hosting, with the Arranger, of one or more meetings or conference calls with prospective Lenders, at times and locations to be mutually agreed upon, as deemed reasonably necessary by the Arranger.  Until the earlier of 60 days after the date hereof and achievement of a Successful Syndication, you agree that there shall be no competing offering, placement or arrangement of any commercial bank or other credit facilities (other than with respect to the Securities and Excluded Debt (as defined in Exhibit A)) by or on behalf of the Borrower or any of its subsidiaries.  The Arranger will manage all aspects of the syndication in consultation with you, including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (subject to the applicable provisions set forth above) and the allocations of the commitments among the Lenders.  In acting as the Arranger, MSSF will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties.  To assist the Arranger in its syndication efforts, you agree promptly to prepare and provide to us all information with respect to the Borrower and its subsidiaries and the Transactions, including, without limitation, all financial information and projections (the “Projections”), as the Arranger may reasonably request in connection with the arrangement and syndication of the Facility.  The Arranger and the Borrower agree to each use its commercially reasonable efforts to negotiate, execute and deliver the Credit Documentation promptly following execution of this Commitment Letter, with the initial drafts thereof consistent with this Commitment Letter to be prepared by counsel to the Arranger.

You agree that the Arranger may make available any Information (as defined below) and Projections (collectively, the “Company Materials”) to potential Lenders by posting the Company Materials on IntraLinks, the Internet or another similar electronic system (the “Platform”).  You further agree to assist, at the request of the Arranger, in the preparation of a version of a confidential information memorandum and other marketing materials and presentations to be used in connection with the syndication of the Facility, consisting exclusively of information or documentation that is either (a) publicly available (or contained in the prospectus or other offering memorandum for any securities to be issued by the Borrower in connection with the Transactions) or (b) not material with respect to the Borrower, the Target or their respective subsidiaries or any of their respective securities for purposes of foreign, United States federal and state securities laws (all such information and documentation being “Public Lender Information”).  Any information and documentation that is not Public Lender Information is referred to herein as “Private Lender Information.”  You further agree, at our request, to identify any document to be disseminated by the Arranger to any Lender or potential Lender in connection with the syndication of the Facility as either (i) containing Private Lender Information or (ii) containing solely Public Lender Information (provided that the Borrower has been afforded an opportunity to comply with the applicable Securities and Exchange Commission (“SEC”) disclosure obligations).  You acknowledge that the following documents will contain solely Public Lender Information: (i) drafts and final Credit Documentation; (ii) administrative materials prepared by the Arranger for potential Lenders (e.g. a lender meeting invitation, allocation and/or funding and closing memoranda), in each case to the extent submitted to the Borrower for review prior to distribution; and (iii) notification of changes in the terms of the Facility.

Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Acquisition, none of the commencement or the completion of any syndication of the Facilities, or the performance of your obligations to assist in syndication efforts as provided herein, shall in any case constitute a condition to the commitments hereunder or the funding of the Facility on the Effective Date.

3.  Information.  You hereby represent and covenant that (a) all information (other than the Projections) (the “Information”) that has been or will be made available to us or any of our affiliates or any Lender or potential Lender by you or any of your representatives, is or will be, when taken as a whole, complete and correct in all material respects and does not or will not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made (giving effect to all supplements thereto) and (b) the Projections that have been or will be made available to us or any of our affiliates or any Lender or potential Lender by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed by you to be reasonable (it being understood that such Projections are subject to significant uncertainties and contingencies, any of which are beyond your control, and that no assurance can be given that any particular Projection will be realized); provided, however, that the foregoing representations and covenants, to the extent relating to the Acquired Business, are made only to the best of your knowledge.  You agree to supplement the Information and Projections from time to time until the Effective Date so that the representations and covenants in the immediately preceding sentence remain correct.  You acknowledge that we will be entitled to use and rely on the Information and Projections without independent verification thereof.

We reserve the right to employ the services of one or more of our affiliates in providing services contemplated by this Commitment Letter and to allocate, in whole or in part, to such affiliates certain fees payable to us in such manner as we and our affiliates may agree.  You acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information related to the Transactions, you and your subsidiaries or the Acquired Business or any of the matters contemplated hereby in connection with the Transactions.

4.  Fees.  As consideration for our commitments hereunder and the Arranger’s agreement to perform the services described herein, you agree to pay the non-refundable fees set forth in the Term Sheets and in the Fee Letter delivered herewith from MSSF to you relating to the Facility and dated the date hereof (the “Fee Letter”).

5.  Indemnity and Expenses; Other Activities.  You agree (a) to indemnify and hold harmless each Commitment Party and its affiliates and each officer, director, employee, advisor and agent of each Commitment Party or its affiliates (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Facility, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto and regardless of whether brought by a third party or by the Borrower or any of its affiliates, and to reimburse each indemnified person within 30 days of written demand (together with backup documentation supporting such reimbursement request) for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct or gross negligence of such indemnified person and (b) to reimburse MSSF and its affiliates within 5 days of written demand (together with backup documentation supporting such reimbursement request) for all reasonable out-of-pocket expenses (including, without limitation, reasonable fees, charges and disbursements of a single counsel (and, if reasonably required by MSSF, a single local and regulatory counsel in each appropriate jurisdiction and regulatory field, as applicable) incurred in connection with the Facility and any related documentation (including, without limitation, this Commitment Letter, the Fee Letter and the Credit Documentation) or the administration, amendment, modification or waiver thereof.  No indemnified person shall be liable for any damages arising from the use by unintended recipients of Information or other materials obtained through electronic, telecommunications or other information transmission systems, or for any special, indirect, consequential or punitive damages in connection with the Facility.

You acknowledge that each Commitment Party and its affiliates (the term “Commitment Party” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other companies in respect of which you may have conflicting interests or a commercial or competitive relationship with and otherwise.  In particular, you acknowledge that Morgan Stanley & Co. Incorporated (“MS&Co.”) is acting as a buy-side financial advisor to you in connection with the Transactions.  You agree not to assert or allege any claim based on actual or potential conflict of interest arising or resulting from, on the one hand, the engagement of MS&Co. in such capacity and our obligations hereunder, on the other hand.  No Commitment Party will use confidential information obtained from you by virtue of the transactions contemplated hereby or other relationships with you in connection with the performance by the Commitment Parties of services for other companies, and no Commitment Party will furnish any such information to other companies or their advisors.  You also acknowledge that no Commitment Party has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies.  You acknowledge that each Commitment Party is acting pursuant to a contractual relationship on an arm’s length basis, and the parties hereto do not intend that any Commitment Party or its affiliates act or be responsible as a fiduciary to the Borrower, its management, stockholders, creditors or any other person.  The Borrower hereby expressly disclaims any fiduciary relationship and agrees that it is responsible for making its own independent judgments with respect to any transactions (including the Transactions) entered into between it and the Commitment Parties.  The Borrower also acknowledges that no Commitment Party has advised and none is advising the Borrower as to any legal, accounting, regulatory or tax matters, and that the Borrower is consulting its own advisors concerning such matters to the extent it deems appropriate.

6.  Governing Law, etc.  This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York; provided that any determinations as to (i) whether any representations and warranties made by or on behalf of, or with respect to, the Borrower, the Target or any of their respective subsidiaries in the Acquisition Agreement have been breached, (ii) whether you or any of your subsidiaries that is a party to the Acquisition

Agreement can terminate your (or its) obligations under such agreement and (iii) whether a Acquired Business Material Adverse Effect (as defined above) has occurred, shall, in each case be governed by the laws of the state or jurisdiction which govern the Acquisition Agreement.  The parties hereto hereby waive any right they may have to a trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this Commitment Letter.  The parties hereto submit to the exclusive jurisdiction of the federal and New York State courts located in the County of New York in connection with any dispute related to, contemplated by, or arising out of this Commitment Letter and agree that any service of process, summons, notice or document by registered mail addressed to such party shall be effective service of process for any suit, action or proceeding relating to any such dispute.  The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and agree that any final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and may be enforced in other jurisdictions by suit upon the judgment or in any other manner provided by law.

7.  PATRIOT Act.  We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (October 26, 2001), as amended) (the “PATRIOT Act”), the Commitment Parties and the other Lenders may be required to obtain, verify and record information that identifies you, which information includes your name and address, and other information that will allow the Commitment Parties and the other Lenders to identify you in accordance with the PATRIOT Act.  This notice is given in accordance with the requirements of the PATRIOT Act and is effective for each Commitment Party and the other Lenders.

8.  Confidentiality.  This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, directors, employees, stockholders, partners, members, accountants, attorneys, agents and advisors who are directly involved in the consideration of this matter on a confidential and need-to-know basis, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or requested by a governmental authority (in which case you agree to the extent permitted under applicable law to inform us promptly thereof), (c) this Commitment Letter (and, if required by the Target and to the extent provisions thereof have been redacted in a manner satisfactory to the Arranger, the Fee Letter) may be disclosed to the Target and its officers, directors, employees, accountants, attorneys, agents and advisors who are directly involved in the consideration of this matter on a confidential and need-to-know basis, (d) after your acceptance of this Commitment Letter and the Fee Letter, you may disclose this Commitment Letter (but not the Fee Letter) in filings with the SEC and other applicable regulatory authorities and stock exchanges, as required by law, (e) you may disclose the fees contained in the Fee Letter as part of a generic disclosure of aggregate sources and uses related to fee amounts to the extent (i) customarily required in marketing materials, any proxy or other public filing, in the Confidential Information Memorandum or any prospectus or other offering memorandum relating to the Securities, (ii) prepared in consultation with the Arranger and (iii) prepared in a manner which does not identify the amount of fees attributable to the Facility, or (f) the Commitment Letter and the contents thereof (but not the Fee Letter or the contents thereof) may be disclosed to any prospective Commitment Party and their respective officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis.

Each Commitment Party will treat as confidential all confidential information provided to it by or on behalf of the Borrower hereunder; provided, that nothing herein shall prevent such person from disclosing any such information (i) to any Lenders or participants or prospective Lenders or participants and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower or its obligations under the Facility (collectively, “Specified Counterparties”), (ii) to its officers, directors, employees, stockholders, partners, members, accountants, attorneys, agents, advisors and to actual or prospective assignees and participants on a confidential basis, (iii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law or requested by a governmental authority (in which case such person agrees to the extent permitted under applicable law to inform you promptly thereof), (iv) to any rating agency on a confidential basis, (v) as requested by any state, federal or foreign authority or examiner regulating banks or banking, (vi) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, the Fee Letter, or the transaction contemplated thereby or enforcement hereof and thereof, (vii) to any of its affiliates on a confidential basis and (viii) to the extent such confidential information becomes publicly available (x) other than as a result of a breach of this provision or (y) to it from a source, other than the Borrower, which it has no reason to believe has any confidentiality or fiduciary obligation to the Borrower with respect to such information; provided, that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants or Specified Counterparties referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant or Specified Counterparty that such information is being disseminated on a confidential basis in accordance with the standard syndication processes of the Arranger or customary market standards for dissemination of such types of information; provided, further, that the foregoing obligations of the Commitment Parties shall remain in effect until the earlier of (i) one year from the date hereof, and (ii) the execution and delivery of the Credit Documentation by the parties thereto, at which time any confidentiality undertaking in the Credit Documentation shall supersede the provisions of this paragraph.

9.  Miscellaneous.  This Commitment Letter shall not be assignable by you without our prior written consent (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons.  We may assign our commitments and agreements hereunder, in whole or in part (i) to any of our respective affiliates (provided that no such assignment to an affiliate shall reduce the amount of our commitments) and (ii) subject to the applicable requirements set forth in Section 2 above, to any proposed Lender, prior to the Effective Date.  This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and us.  This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement.  Delivery of an executed signature page of this Commitment Letter by electronic transmission shall be effective as delivery of a manually executed counterpart hereof.  This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto.  No individual has been authorized by any party hereto or its affiliates to make any oral or written statements that are inconsistent with this Commitment Letter or the Fee Letter.

The compensation, reimbursement, indemnification, confidentiality, syndication and clear market provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether Credit Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or our commitments hereunder.  You may terminate our commitments hereunder at any time subject to the provisions of the immediately preceding sentence.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, together with a copy of the fully executed Acquisition Agreement, prior to the earlier of (i) 11:59 p.m. (New York City time), October 24, 2011 and (ii) the time of the public announcement of the Acquisition.  If the Commitment Letter and Fee Letter have not been executed and returned, together with a copy of the fully executed Acquisition Agreement, as described in the preceding sentence by such earlier time, then the Commitment Parties’ offer hereunder shall terminate at such earlier time.  After your execution and delivery to us of this Commitment Letter and the Fee Letter, our outstanding commitments with respect to the Facility in this Commitment Letter shall automatically terminate upon the earliest to occur of (i) the execution and delivery of the Credit Documentation by all parties thereto, (ii) the Commitment Termination Date, if the Credit Documentation shall not have been executed and delivered by all parties thereto and (iii) the date of termination of your or Acquisition Sub’s obligations under the Acquisition Agreement to consummate the Acquisition in accordance with the terms thereof.

[remainder of page intentionally left blank]

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours, MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ Anish Shah
	Name:	Anish Shah
	Title:	Vice President

[SIGNATURE PAGE TO COMMITMENT LETTER]

Accepted and agreed to as of
the date first written above by:

CIGNA CORPORATION

By:	/s/ Thomas A. McCarthy
	Name:	Thomas A. McCarthy
	Title:	Vice President

[SIGNATURE PAGE TO COMMITMENT LETTER]

Exhibit A

PROJECT PALETTE

364-DAY SENIOR UNSECURED BRIDGE FACILITY

Summary of Terms and Conditions

Capitalized terms not otherwise defined herein shall have the same meanings as specified with respect thereto in the Commitment Letter to which this Exhibit A is attached.

I.	PARTIES

Borrower:	Cigna Corporation (the “Borrower”).

Sole Lead Arranger
and Sole Bookrunner:	Morgan Stanley Senior Funding, Inc. (“MSSF”) will act as sole lead arranger and sole bookrunner for the Facility (in such capacities, the “Arranger”).

Administrative Agent:	MSSF will act as the sole and exclusive administrative agent for the Facility (in such capacity, the “Administrative Agent”).

Lenders:
A syndicate of banks, financial institutions and other entities, including MSSF and/or any of its affiliates, arranged by the Arranger in consultation with and (to the extent required pursuant to Section 2 of the Commitment Letter) with the consent of the Borrower (collectively, the “Lenders”).

II.	THE FACILITY

Type and Amount of Facility:	364-day senior unsecured term loan bridge facility in the amount of $2.5 billion (the “Facility”).

Availability:
The loans (the “Loans”) under the Facility shall be made in a single drawing on the Effective Date and any undrawn commitments under the Facility shall automatically be terminated on the Effective Date.

Maturity:	The Loans shall mature and be payable in full on the date that is 364 days after the Effective Date (the “Maturity Date”). There shall be no amortization with respect to the Loans.

Purpose:	The proceeds of the Loans shall be used to finance the Transactions and fees and expenses in connection therewith.

III.	CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I to this Exhibit A.

Optional Prepayments:	The Loans may be prepaid at par by the Borrower without premium or penalty (other than the payment of customary LIBO

Rate breakage amounts) in minimum amounts to be agreed upon.  Loans prepaid may not be reborrowed.

Mandatory Prepayments:
The following amounts shall be applied to prepay the Loans (and, prior to the Effective Date, the commitments under the Facility, pursuant to the Commitment Letter and the Credit Documentation, shall be automatically and permanently reduced by such amounts):

(a)
100% of the net proceeds of any sale or issuance of debt securities or incurrence of other debt (other than Excluded Debt (as defined below)) and equity securities or equity-linked securities (other than issuances pursuant to employee stock plans), in each case on or after the date of the Commitment Letter by the Borrower or any of its subsidiaries; and

(b)
100% of the net proceeds (for any single transaction or series of related transactions which are above $100 million and to the extent not reinvested or committed to be reinvested within 6 months following receipt) of any sale or other disposition (including as a result of casualty or condemnation) in each case on or after the date of the Commitment Letter by the Borrower or any of its subsidiaries of any assets, except for the sale of inventory or other assets in the ordinary course of business.

For the purposes hereof, “Excluded Debt” means (i) intercompany debt among the Borrower and/or its subsidiaries, (ii) existing ordinary course foreign credit lines, (iii) credit extensions under the Existing Credit Agreement up to the existing commitments thereunder, (iv) commercial paper issuances and (v) other debt in an aggregate principal amount up to $100 million.

Amounts prepaid pursuant to any mandatory prepayment of the Loans may not be reborrowed.

IV.	CERTAIN CONDITIONS

Conditions to Availability of
Loans:	The Facility shall be available on the date (the “Effective Date”) on which the conditions precedent set forth in the Commitment Letter and Exhibit B attached thereto are satisfied.

V.	CERTAIN DOCUMENTATION MATTERS

Representations &
Warranties, Covenants
and Events of Default:	The definitive credit documentation for the Facility (the “Credit Documentation”) shall contain representations and warranties, covenants and events of default which are based upon the

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corresponding provisions of the Existing Credit Agreement except as herein provided.

Financial Covenant:	Leverage Ratio (to be defined and calculated in a manner consistent with the Existing Credit Agreement) of not greater than 50%.

Voting:
Amendments and waivers with respect to the Credit Documentation shall require, subject to the “Defaulting Lender” provisions referred to below, the approval of Lenders holding not less than a majority of the aggregate amount of the Loans and commitments under the Facility (the “Required Lenders”), except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (iv) modifications to the pro rata provisions of the Credit Documentation and (b) the consent of 100% of the Lenders shall be required with respect to modifications to any of the voting percentages.

Defaulting Lender:	The Credit Documentation shall contain “Defaulting Bank” provisions substantially consistent with the corresponding provisions of the Existing Credit Agreement.

Assignments and
Participations:
The Lenders shall be permitted to assign (other than to the Borrower or its affiliates) all or a portion of their Loans and commitments with the consent, not to be unreasonably withheld or delayed, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund, (ii) an event of default under the Credit Documentation has occurred and is continuing or (iii) such consent is not required pursuant to the syndication provisions of the Commitment Letter, and (b) the Administrative Agent, unless a Loan is being assigned to an existing Lender, an affiliate thereof or an approved fund.  In the case of partial assignments (other than to another Lender or to an affiliate of a Lender), the minimum assignment amount shall be $10,000,000, unless otherwise agreed by the Borrower (unless an event of default has occurred and is continuing) and the Administrative Agent.  If the consent of the Borrower is required in connection with any assignment, it shall be deemed to have provided such consent unless it has notified the Administrative Agent of its refusal to give such consent with ten (10) business days of receiving a written request for its consent to such assignment.

The Lenders shall also be permitted to sell participations in their Loans.  Participants shall have the same (but no greater) benefits as the Lenders with respect to yield protection and increased cost provisions.  Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the specific

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Lender from which it purchased its participation would be required as described under “Voting” above.

Pledges of Loans in accordance with applicable law shall be permitted without restriction.  Promissory notes shall be issued under the Bridge Facility only upon request.

Yield Protection:
The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law (provided, that for the purposes of determining a change in law, the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III, and all requests, rules, guidelines or directives promulgated under, or issued in connection with, either of the foregoing, shall be deemed to have been introduced or adopted after the date of the Credit Documentation, regardless of the date enacted, adopted or issued) and from changes in withholding or other taxes (other than franchise or income taxes) and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any payment or prepayment of, or failure to borrow, a LIBOR Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and
Indemnification:
The Borrower shall pay (a) all reasonable and documented out-of-pocket expenses of the Administrative Agent and the Arranger associated with the syndication of the Facility and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including, without limitation, the reasonable fees, disbursements and other charges of one counsel (and, if reasonably required by the Administrative Agent or the Arranger, one local and regulatory counsel in each appropriate jurisdiction and regulatory field, as applicable)) and (b) all reasonable and documented out-of-pocket expenses of the Administrative Agent and the Lenders (including, without limitation, the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documentation.

The Administrative Agent, the Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds of the Facility (except to the extent found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence or willful misconduct of the indemnified party).

Governing Law and Forum:	New York.

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Counsel to the
Administrative Agent and
the Arranger:	Weil, Gotshal & Manges LLP.

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Annex I

Interest and Certain Fees

Interest Rate Options:	The Borrower may elect that the Loans bear interest at a rate per annum equal to:

(i)	the ABR plus the Applicable Margin; or

(ii)	the Adjusted LIBO Rate plus the Applicable Margin.

As used herein:

“ABR” means, for any day, a fluctuating rate per annum equal to the highest of (i) the federal funds effective rate from time to time plus 0.50%, (ii) the rate of interest per annum from time to time published in the “Money Rates” section of The Wall Street Journal as being the “Prime Lending Rate” or, if more than one rate is published as the Prime Lending Rate, then the highest of such rates (the “Prime Rate”) (each change in the Prime Rate to be effective as of the date of publication in The Wall Street Journal of a “Prime Lending Rate” that is different from that published on the preceding domestic business day); provided, that in the event that The Wall Street Journal shall, for any reason, fail or cease to publish the Prime Lending Rate, the Administrative Agent shall choose a reasonably comparable index or source to use as the basis for the Prime Lending Rate and (iii) the one month Adjusted LIBO Rate plus 1.00%.  Each change in any interest rate provided for herein based upon the ABR resulting from a change in the Prime Lending Rate, the federal funds effective rate or the Adjusted LIBO Rate shall take effect at the time of such change in the Prime Lending Rate, the federal funds effective rate, or the Adjusted LIBO Rate, respectively.

“Adjusted LIBO Rate” means the LIBO Rate, as adjusted for statutory reserve requirements for eurocurrency liabilities (if any).

“Applicable Margin” means a percentage determined in accordance with the pricing grid attached hereto as Annex I-A (the “Pricing Grid”).

“LIBO Rate” means the rate for eurodollar deposits in the London interbank market for a period of one, two, three or six months, in each case as selected by the Borrower, appearing on Page LIBOR01 of the Reuters screen.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears on the last business day of each March, June, September and December.

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In the case of Loans bearing interest based upon the Adjusted LIBO Rate (“LIBOR Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:
The Borrower shall pay, or cause to be paid, commitment fees (the “Commitment Fees”) to each Lender under the Facility calculated at a rate per annum equal to 0.20% on the daily average undrawn commitments of such Lender under the Facility, accruing during the period commencing on the later of (i) the date that is 60 days following the date of the Commitment Letter and (ii) the date of execution of the credit agreement for the Facility, payable quarterly in arrears and upon repayment or termination of the Facility.

Duration Fees:
The Borrower shall pay, or cause to be paid, duration fees (the “Duration Fees”) for the account of each Lender in amounts equal to the percentage, as determined in accordance with the grid below, of the principal amount of the Loan of such Lender outstanding at the close of business, New York City time, on each date set forth in the grid below, payable on each such date:

Duration Fee
90 days after the Effective Date	180 days after the Effective Date	270 days after the Effective Date
0.50%	0.75%	1.25%

Default Rate:
At any time when a payment event of default under the Credit Documentation has occurred and is continuing, the Administrative Agent may, and at the request of the Required Lenders shall, require the Borrower to pay interest on the Loans and any other amounts due at a rate per annum equal to (i) in the case of principal of any Loan, 2% above the rate otherwise applicable thereto or (ii) in the case of any other amount, 2% above the rate applicable to ABR Loans; provided that such increased interest rates shall apply automatically following an acceleration of the Loans.

Rate and Fee Basis:
All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

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Annex I-A

Project Palette

Bridge Facility Pricing Grid

Borrower’s Index Debt Rating (Moody’s, S&P or Fitch)	Applicable Margin
	Effective Date through 89 days after Effective Date		90 days after Effective Date through 179 days after Effective Date		180 days after Effective Date through 269 days after Effective Date		270 days after Effective Date and thereafter
	ABR Loans	LIBOR Loans	ABR Loans	LIBOR Loans	ABR Loans	LIBOR Loans	ABR Loans	LIBOR Loans
Rating Level 1: ≥ Baa1 / BBB+ / BBB+	50 bps	150 bps	100 bps	200 bps	150 bps	250 bps	200 bps	300 bps
Rating Level 2: ≥ Baa2 / BBB / BBB	75 bps	175 bps	125 bps	225 bps	175 bps	275 bps	225 bps	325 bps
Rating Level 3: ≥ Baa3 / BBB- / BBB-	100 bps	200 bps	150 bps	250 bps	200 bps	300 bps	250 bps	350 bps
Rating Level 4: < Baa3 / BBB- / BBB-	150 bps	250 bps	200 bps	300 bps	250 bps	350 bps	300 bps	400 bps

For purposes of the foregoing, (a) if the Moody’s rating, the S&P rating and the Fitch rating differ by one Rating Level, then the applicable Rating Level shall be the highest of such ratings and (b) if the Moody’s rating, the S&P rating and the Fitch rating differ by more than one Rating Level, then the applicable Rating Level shall be the lower Rating Level of the two highest Rating Levels (for purposes of the foregoing, Rating Level 1 is the highest and Rating Level 4 is the lowest); and provided further that any period during which there is no Moody’s rating, S&P rating or Fitch rating shall be a Rating Level 4 period.  Rating Level changes shall be deemed to take effect on the date on which the relevant change in rating is first announced by Moody’s, S&P or Fitch.  For the purposes hereof, “Index Debt” means the long-term, senior, unsecured, non-credit enhanced indebtedness of the Borrower for borrowed money.

Exhibit B

PROJECT PALETTE
364-DAY SENIOR UNSECURED BRIDGE FACILITY

Conditions Precedent to Closing

The commitments of the Lenders in respect of the Facility and the extensions of credit thereunder shall be conditioned upon satisfaction of the following conditions precedent on or before the Commitment Termination Date:

1.           Each party thereto shall have executed and delivered the Credit Documentation.

2.           (i) The Acquisition shall have been, or shall concurrently with the funding under the Facility be, consummated in accordance with terms of the Acquisition Agreement and (ii) no provision of the Acquisition Agreement, in the form of the execution draft Acquisition Agreement (dated October 24, 2011) provided to the Arranger on the date hereof prior to its execution of the Commitment Letter, shall have been waived, amended, supplemented or otherwise modified, and no consent or request by the Borrower or any of its subsidiaries shall have been provided thereunder, in each case which is materially adverse to the interests of the Lenders without the Arranger’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

3.           The Arranger shall have received (i) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower and its subsidiaries for the three years ended December 31, 2010, and unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of the Borrower and its subsidiaries for each subsequent fiscal quarter ended at least 40 days prior to the Effective Date, in each case prepared in conformity with U.S. GAAP; (ii) solely if, and to the extent required by Rule 3-05 and Article 11 of Regulation S-X, audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Business and unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Business, in each case prepared in conformity with IFRS; and (iii) solely if, and to the extent required by Rule 3-05 and Article 11 of Regulation S-X, pro forma financial statements, which in each case meet the requirements of Regulation S-X under the Securities Act of 1933, as amended, and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a Registration Statement under such Act on Form S-1.

4.           The Lenders, the Administrative Agent, the Commitment Parties and the Arranger shall have received all fees required to be paid, and all expenses for which invoices have been presented at least 2 business days prior to the Effective Date, on or before the Effective Date.

5.           The Lenders shall have received such legal opinions from such counsel to the Borrower as may be reasonably required by the Administrative Agent, corporate organizational documents, good standing and officer certificates (including, without limitation, customary certificates from the chief financial officer of the Borrower demonstrating compliance with the financial and other covenants contained in the agreements governing the existing indebtedness of the Borrower and its subsidiaries, in each case on a pro forma basis for the Transactions), resolutions and other instruments, each as is customary for transactions of this type and reasonably satisfactory to the Administrative Agent (including, without limitation, at least 5 business days prior to the Effective Date with respect to PATRIOT Act and related compliance requested no later than 10 business days prior to the Effective Date).

6.           There shall exist no default or event of default under the Credit Documentation (other than with respect to the breach of any representation or warranty which is not referred to below) at the time of or after giving effect to the extensions of credit under the Facility on the Effective Date and the following representations shall be true and correct as of the Effective Date:  (i) the representations made by or on behalf of the Acquired Business in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower (or a subsidiary, including Acquisition Sub) has the right to terminate its obligations to consummate the Acquisition under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement and (ii) the Specified Representations (as defined below); it being understood that, notwithstanding anything in this Commitment Letter, the Fee Letter or the definitive documentation for the Facility to the contrary, (a) the commitments of the Lenders in respect of the Facility and the extensions of credit thereunder on the Effective Date shall not be conditioned on the accuracy or correctness of any representation or warranty other than as set forth in this paragraph 6 and (b) the terms of the Credit Documentation shall be in a form such that they do not impair the availability of the Facility on the Effective Date if the conditions set forth in Section 1 of the Commitment Letter and in this Exhibit B are satisfied as of the Effective Date.  For purposes hereof, “Specified Representations” means the representations and warranties of the Borrower relating to (a) corporate power and authority, (b) the authorization, execution, delivery and enforceability of the Credit Documentation, (c) no conflicts of the Credit Documentation with organizational documents, any material agreement or any applicable law or order of any court or governmental authority in any material respect, (d) solvency, (e) Federal Reserve margin regulations and (f) the Investment Company Act.

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